					Exhibit 12.1

Superior Energy Services, Inc.

Computation of Ratio of Earnings to Fixed Charges

	March 31,
	2003	2002	2001	2000	1999	1998

Income before extraordinary loss	7,507	21,886	51,187	19,881	(2,034)	1,203
Add: income taxes	4,699	13,701	35,758	13,298	(611)	1,149

Income from continuing operations before taxes	12,206	35,587	86,945	33,179	(2,645)	2,352

Fixed Charges:
Interest expense, including debt cost amortization	5,515	21,884	20,087	12,078	12,969	13,206
Capitalized interest	65	1,066	839	242	-	-
Interest included in rent expense	-	-	-	-	-	-

Total Fixed Charges	5,580	22,950	20,926	12,320	12,969	13,206

Ratio of earnings to fixed charges	3.18	2.50	5.11	3.67	0.80	1.18

Income from continuing operations before taxes	12,206	35,587	86,945	33,179	(2,645)	2,352
Add: fixed charges	5,580	22,950	20,926	12,320	12,969	13,206
Less: capitalized interest	(65)	(1,066)	(839)	(242)	-	-
Total earnings	17,721	57,471	107,032	45,257	10,324	15,558

Interest, including capitalized interest and debt amortization	5,580	22,950	20,926	12,320	12,969	13,206
Add: portion of rental expense believed to be interest	-	-	-	-	-	-
Total Fixed charges	5,580	22,950	20,926	12,320	12,969	13,206